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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                              Form 20-F X   Form 40-F
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       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
                                   101(b)(1):
                                    Yes   No X
                                       ---  ---

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       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
                                   101(b)(7):
                                    Yes   No X
                                       ---  ---

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          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934:
                                    Yes   No X
                                       ---  ---

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  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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        ENDESA Starts the Construction of Three New Wind Farms In Soria

    NEW YORK--(BUSINESS WIRE)--Oct. 28, 2003--ENDESA (NYSE:ELE) starts the construction of three new wind farms in Soria. The total investment will exceed Euro 45 million. The estimated annual generation is 151 GWh and will increase in 47.2 MW the eolic installed capacity of ENDESA Cogeneracion y Renovables (ECYR) in Soria which will reach 170 MW.
    The start up of these three projects, expected for September 2004, fall within the 2002-2006 Strategic Plan, particularly in ENDESA's Eolic Plan for Castilla y Leon, which targets to develop 438 MW of wind capacity.
    To date, ENDESA has in operation 1,170.5 MW in renewable energies. In five years, following ENDESA's 2002-2006 Strategic Plan, an additional 2,000 MW will be added.
    At the end of the current year, ECYR will have 1,954 MW of installed capacity in facilities under Special Regime, including those under construction. Of this amount, 1,468 MW correspond to renewable energies and 468 MW to co-generation and waste treatment.
    ENDESA's total renewables and co-generation production at the end of 2003 will amount to 6,367 GWh approximately, an expected 26% increase over 2002.
    ENDESA currently has wind farms in operation totalling 812 MW and facilities under construction for an additional 313 MW, allowing the company to enjoy an 18% market share in Spain.


    CONTACT: ENDESA
             North America Investor Relations Office:
             David Raya, 212-750-7200
             http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ENDESA, S.A.

Dated: October 28th, 2003     By: /s/ David Raya
                                 --------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations